

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 20, 2010

David M. Mulder
Chief Executive Officer
Biolase Technology, Inc.
4 Cromwell
Irvine, California 92618

> **Re:** **Biolase Technology, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 19, 2010**
> **File No. 000-19627**

Dear Mr. Mulder:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin James
Senior Assistant Chief Accountant